NO ACT

PE
5-17-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

1934
13e-4
May 17, 2011

Via Facsimile (404) 881-7777 & U.S. Mail


Received SEC
MAY 17 2011
Washington, DC 20549

Rosemarie A. Thurston, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424




11007318

Re: Clarion Partners Property Trust Inc.

Dear Ms. Thurston:

We are responding to your letter dated May 17, 2011 addressed to Mauri L. Osheroff, Nicholas Panos and Mellissa Duru, as supplemented by telephone conversations with our staff, regarding your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, a copy of that letter is attached to this response. Unless otherwise noted, capitalized terms in this response have the same meaning as in your letter.

Based on the facts and representations made in your letter, conversations with our staff, and your opinion that the proposed transaction does not constitute an issuer tender offer subject to Rule 13e-4 of the Exchange Act, the Division of Corporation Finance (the "Division") will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action under Rule 13e-4 if the Company repurchases shares from its stockholders under the Redemption Plan in the manner described in your letter. In issuing this no-action relief, we considered the following facts, among others:

- All material information relating to the Redemption Plan will be fully and timely disclosed to all stockholders. The terms of the Redemption Plan will be fully disclosed in the prospectus, as well as any prospectuses used for subsequent offerings, and the NAV per share for each class will always be available on the Company's website and toll-free information line;

- The Company will not solicit redemptions under the Redemption Plan other than through the prospectus for the Offering and prospectus supplements disclosing the NAV per share of each class of shares. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial;

- During the Offering, the shares will be redeemed daily under the Redemption Plan at the daily NAV per share of the class of shares being redeemed. The Company will provide the NAV per share of each class of shares on its website and toll-free information line and, subject to the terms of the Redemption Plan, will be obligated to redeem shares at the published NAV per share for each class subject to the terms of the Redemption Plan. The Company will file prospectus supplements with the SEC that will disclose the daily NAV per share of each class of shares since it was last reported in a prospectus supplement;

- Redemptions will be made on a daily basis. The redemption price normally will be paid in cash no later than three business days following a redemption request and be the same for all shares of the same class redeemed on a given day;

- The Company will limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter or an aggregate limit of approximately 20% of the Company's total NAV for a 12-month period;

- Redemptions under the Redemption Plan are on a first-come, first-serve basis during each calendar quarter given that stockholder redemptions will be paid promptly; all redemption requests received on a day the quarterly cap is reached, however, will be redeemed *pro rata*;

- Stockholders may cancel any redemption request submitted before 4:00 p.m. EST on a business day before 4:00 p.m. EST on the same day by notifying a customer service representative at the Company's toll-free information line;

- Modifications, including any reduction to the quarterly limitation on redemptions, and suspensions of the Redemption Plan will be disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company's website;

- There will be no established regular trading market for the Company's common stock. The Redemption Plan will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops;

- The Redemption Plan is intended to remain indefinitely open for the life of the Company unless modified or suspended by the board of directors; and

- The Redemption Plan is open to all stockholders, although those who have held their shares for less than 365 days will be subject to a 2% short-term trading discount, which is intended to offset the cost to the Company of short-term trading in shares and discourage market timing so as to align the interests of all stockholders of the Company.

The foregoing no-action position is based solely on the facts presented and the representations made in your letter dated May 17, 2011, as supplemented by telephone conversations with our staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

Finally, we direct your attention to the anti-fraud and anti-manipulation provision of the federal securities laws, particularly Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the Company. The Division expresses no view with respect to any other questions that the proposed transaction may raise, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

Sincerely,



For the Division of Corporation Finance,
Mauri L. Osheroff
Associate Director, Regulatory Policy
Division of Corporation Finance

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston **Direct Dial: 404-881-4417** **E-mail: rosemarie.thurston@alston.com**

May 17, 2011

Ms. Mauri L. Osheroff, Associate Director
Mr. Nicholas Panos, Senior Special Counsel
Ms. Mellissa Duru, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

**Re: Clarion Partners Property Trust Inc.
Request for No-Action Relief Under Rule 13e-4**

Dear Ms. Osheroff:

Alston & Bird LLP is counsel to Clarion Partners Property Trust Inc. (the "Company") in connection with its Registration Statement on Form S-11 under the Securities Act of 1933, as amended (the "Securities Act") (Registration Number 333-164777), originally filed with the Securities and Exchange Commission (the "Commission") on February 8, 2010, as amended (the "Registration Statement"), to register the offer and sale of up to $2,250,000,000 of its shares of common stock (or "shares"), in an initial public offering (the "Offering"), of which $2,000,000,000 of shares will be offered to the public in a primary offering and $250,000,000 of shares will be offered to stockholders of the Company pursuant to the Company's distribution reinvestment plan (the "DRIP"). The Registration Statement was declared effective by the Commission at 5:15 p.m. on May 16, 2011. The Company will offer to the public two classes of shares: Class A shares and Class W shares. The share classes have different selling commissions and ongoing fees and expenses. No selling commissions or distribution fees will be paid with respect to Class W shares. The Company will offer to sell any combination of Class A and Class W shares with a dollar value up to the maximum offering amount. The Company will not sell any shares until the date it has received and accepted purchase orders for at least $10,000,000 in any combination of purchases of Class A and Class W shares and the Company's board of directors has authorized the release of these funds to the Company (the "Minimum Offering Date"). Prior to the Minimum Offering Date, subscriptions will be placed in an interest-bearing escrow account. The Company was formed as a Maryland corporation on November 3, 2009 for the purpose of investing in a diversified portfolio of high-quality, income-producing, stabilized real estate properties located in major metropolitan markets and other real estate related assets. The Company is an externally advised, perpetual-life investment vehicle that will operate and seek to qualify as a real estate investment trust ("REIT"). The Company does not intend to register as an investment company under the Investment Company Act of 1940, as amended.

The Company considers itself to be a perpetual-life investment vehicle because it has no finite date for liquidation and no intention to list its shares of common stock for trading on a national securities exchange or other over the counter trading market. Although the Company has registered a fixed amount of its shares pursuant to the Registration Statement, it intends to effectively conduct a continuous offering of an unlimited amount of shares of common stock over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act. This perpetual-life structure is aligned with the Company's overall objective of investing in real estate and real estate related assets with a long-term view towards making regular cash distributions and generating capital appreciation consistent with a broadly diversified investment focus.

The Offering provides for the sale, on a daily basis following the Minimum Offering Date, of new shares of each class at a price equal to the Company's net asset value ("NAV") for such class divided by the number of its shares outstanding as of the end of business on such day (after giving effect to any share sales or redemptions to be effected on such day) ("NAV per share"), plus, for Class A shares only, applicable selling commissions. NAV for each class of shares will be calculated at the close of each business day in accordance with stringent valuation guidelines approved by the Company's board of directors. Prior to the Minimum Offering Date, the price for shares will be $10.00, plus, for Class A shares only, applicable selling commissions. A fundamental feature of the Offering is the Company's share redemption plan (the "Redemption Plan"), which serves as the primary source of liquidity for stockholders and is not contingent on the sale of a certain number of shares in a given period.[1] Following the Minimum Offering Date, the opportunity to purchase and redeem shares on a daily basis at a price that may vary each trading day based on NAV distinguishes the Offering from the non-listed REIT offerings currently available to public investors. The Company has been structured to address well-known shortcomings associated with traditional non-listed REITs, principally: (1) lack of liquidity; (2) the rigidities implicit in a closed-end, finite-life, fixed price investment; and (3) high fees. The Company's structure is designed to benefit investors by: (A) providing investors the flexibility to increase or decrease their investments in the Company as their individual situations change; (B) minimizing the risk that their long-term investment goals will conflict with short-term liquidity needs; and (C) allowing them to seek returns of their capital and monetize any investment gain at a time of their choice, rather than being forced to wait for a terminal liquidity event outside their control. Shares redeemed by the Company will become authorized but unissued shares and will not be resold to the public unless their sale is first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.

[1] The Redemption Plan meets the conditions for exemption from Rule 102(a) of Regulation M, as articulated in the Commission's letter to Alston & Bird LLP dated October 22, 2007 granting class relief for non-listed real estate investment trust share redemption programs (Regulation M Rule 102 – TP File No. 08-06).

NO-ACTION REQUEST UNDER RULE 13e-4

The Company has adopted the Redemption Plan in an effort to provide stockholders with liquidity with respect to their investments in the Company's shares. The Company believes that many features of its Redemption Plan are substantially similar to redemption plans of other companies with respect to which the staff of the Division of Corporation Finance of the Commission (the "Staff") has granted no-action relief relative to the issuer tender offer rules found in Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Three features of the Redemption Plan are unique and have not been the subject of no-action relief by the Staff: (1) the redemption price will vary based on the daily NAV per share of the class of shares being redeemed; (2) the redemption of shares during any given calendar quarter is limited to shares whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, the Redemption Plan will limit redemptions to approximately 20% of the Company's total NAV;[2] and (3) redemptions will be made using the "forward-pricing" mechanism described below. However, as discussed below, we respectfully submit that these features should not be an obstacle to granting no-action relief to the Company for operation of the Redemption Plan because we do not believe that redemptions pursuant to the Redemption Plan implicate the concerns that the issuer tender offer rules were adopted to address. Specifically, the Redemption Plan, which offers stockholders no premium, has no set termination date and provides stockholders with adequate substantive disclosure upon which to base a decision to redeem, will not have the effect of pressuring uninformed stockholders to redeem their shares.

The Company requests that the Staff issue the Company a letter stating that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to redemptions of either class of the Company's shares made under the Redemption Plan.

OVERVIEW OF THE COMPANY AND THE REDEMPTION PLAN

The Company

The Company is externally managed by its advisor, CPT Advisors LLC (the "Advisor"), a subsidiary of its sponsor, ING Clarion Partners, LLC. The dealer manager for the primary offering is ING Investments Distributor, LLC (the "Dealer Manager"). The Dealer Manager is not required to sell any specific number or dollar amount of the shares, but will use its best efforts to sell the shares offered in the primary offering.

The Company will seek to invest in a diversified portfolio consisting of (1) income-

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[2] The Redemption Plan's limitation is applied quarterly rather than annually. The 5% limitation is determined for each quarter based upon the combined NAV of both classes of shares as of the last day of the previous calendar quarter. Because the Issuer anticipates that the combined NAV will change over time, each quarter's limitation is expected to be different from the limitation in other quarters. As a result, the Issuer describes its annual limitation in approximate terms.

producing real estate properties in multiple property types, including office, industrial, retail, multifamily, hospitality and other real property types, (2) other real estate related assets, including debt and equity interests backed principally by real estate, and (3) cash and cash equivalents and other short-term investments. The Company will invest in high-quality properties in large metropolitan areas that are well-leased with a stable tenant base and predictable income. The Company will manage risk by constructing and managing a portfolio of properties diversified by property type, geography and tenant base. The Company does not anticipate making investments in development or other capital intensive projects. After the Company has raised substantial proceeds in its offering and acquired a diversified portfolio of its targeted investments, it will seek to have between 70% and 85% of its assets invested in properties; between 10% and 25% of its assets invested in real estate related assets; and between 1% and 15% of its assets invested in cash, cash equivalents and other short-term investments.

The Redemption Plan

Purpose of the Redemption Plan

The Company adopted a Redemption Plan in an effort to provide its stockholders with liquidity with respect to their investment in the Company's common stock, subject to specified limitations. Through the Redemption Plan, stockholders can liquidate all or a portion of their investment. The Company's Redemption Plan is an important feature of the investment in the shares, since the Company expects the Redemption Plan will serve as its stockholders' sole meaningful source of liquidity. Without an effective redemption plan, stockholders in the Company would generally be required to hold their shares for an indefinite time period because (1) there will be no established trading market for the shares upon issuance, (2) the Company does not anticipate that a secondary trading market will develop, and (3) unlike traditional non-listed REITs, the Company is not required to consummate a transaction providing liquidity to its stockholders by a future date (such as listing its common stock on a securities exchange, merger with a publicly traded company or liquidation).

The Company is aware that a limited secondary market has in some cases developed for traditional non-listed REITs. However, these markets are very small and inefficient. Additionally, third parties have also made "mini-tender offers" to stockholders in non-listed REITs. These limited secondary markets and mini-tender offers to date have generally resulted in purchase prices that are typically at a substantial discount to the offering price for the shares and the prices offered in redemption plans made available by the issuers. Mini-tender offers are also subject to potential manipulation by the purchaser, and stockholders often receive limited disclosure about the terms, structure and conditions of the offer. The Company believes that the mini-tender offers further evidence that sufficient liquidity options may not always exist for stockholders in non-listed REITs with traditional redemption plans and that stockholders in these types of non-listed REITs often suffer financially as a result. The Company also notes that the lack of liquidity is often cited in the investment community as a primary disadvantage of investing in non-listed REITs, as most non-listed REITs are closed-end entities (with set dates for a terminal liquidity event) and offer redemption plans that are subject to substantial limitations on redemptions. The Company believes that many investment professionals and investors consider the traditional non-listed REIT redemption plans to be inadequate to provide stockholders with a viable liquidity option. Because the Company intends to engage in a continuous offering of its shares of an unlimited duration, a redemption plan that provides a source of liquidity is especially important to the Company, because, absent this feature, potential investors would be reluctant to acquire shares in the Company. Deterring potential investors may prevent the Company from raising adequate capital to obtain efficiencies of scale, to acquire a diversified portfolio of investments, and to provide funds to satisfy existing stockholders' redemption requests.

The Offering and the Redemption Plan are designed to provide investors with an investment vehicle that the Company believes is a better alternative than traditional non-listed REITs. Unlike traditional non-listed REIT offerings, the price of the Company's shares after the Minimum Offering Date will be based on the underlying fair value of its assets, rather than an arbitrary dollar amount. The Redemption Plan provides the Company's stockholders with greater liquidity than traditional non-listed REITs by allowing stockholders to redeem all or a portion of their shares on a daily basis, with less restrictive limitations on the aggregate number of shares that may be redeemed in any particular period and no limitation on the sources of cash used by the Company to fund redemptions (as compared to the typical non-listed REIT redemption plan in which the sources of cash are limited to proceeds from the sale of additional shares through the distribution reinvestment plan).

The Daily NAV Calculation and the Redemption Plan

On the date that the Company's shares are first offered to the public, the purchase price for the Company's shares will be $10.00 per share, plus, for Class A shares only, applicable selling commissions. Following the Minimum Offering Date, the purchase price for each class of shares will vary from day to day, and on any given day will be equal to the Company's NAV per share for such class, plus, for Class A shares only, applicable selling commissions of up to 3.0% of the total price per share.

The Company's NAV will be calculated by the Advisor in accordance with a comprehensive set of valuation guidelines approved by the Company's board of directors. At the conclusion of the escrow period, NAV for each class of shares will be equal to the aggregate dollar amount paid to the Company by stockholders during the escrow period to purchase shares in each respective class, less, for Class A shares only, selling commissions. Thereafter, at the end of each business day that the New York Stock Exchange is open for unrestricted trading, before taking into consideration additional contributions, redemptions, distribution reinvestments or class specific expense accruals for that day, any change in aggregate NAV (whether an increase or decrease) will be allocated among each class of shares based on each class's relative percentage of the previous aggregate NAV. Changes in daily NAV will reflect factors including, but not limited to, the Company's portfolio income, interest expense, unrealized/realized gains (losses) on assets, and accruals for the advisory fee and dealer manager fee. The portfolio income will be calculated and accrued on the basis of data extracted from (1) the prior month's actual realized income and expenses for each property and at the fund level, including organization and offering expenses incurred following the escrow period and certain operating expenses, (2) material, unbudgeted non-recurring income and expense events such as capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to the Company's properties when the Advisor becomes aware of such events and the relevant information is available and (3) material property acquisitions and dispositions occurring during the month. As soon as practicable after the end of each month, the Advisor will adjust the accruals to reflect actual operating results and to appropriately reflect the outstanding receivable, payable and other account balances resulting from the accumulation of daily accruals for which financial information is available. Following the allocation of income and expenses, NAV for each class is adjusted for contributions, redemptions, distribution reinvestments and class specific expense accruals, such as the distribution fee, to determine the current day's NAV. NAV per share for each class is calculated by dividing such class's NAV at the end of each trading day by the number of shares outstanding for that class on such day.

Because each day's purchase and redemption price is based on the NAV per share for the applicable share class, the purchase price and the redemption price will be the same, except that (1) the purchase price for Class W shares will exclude selling commissions that may be charged on purchases of Class A shares and (2) subject to limited exceptions, the redemption price of shares held less than one year will be subject to a short-term trading discount equal to 2% of the gross proceeds payable with respect to the redemption. The short-term trading discount, which will inure to the benefit of the Company and, therefore, its stockholders as a whole, is analogous to the redemption fees permitted for registered open-end investment companies under Rule 22c-2 promulgated by the Commission under the Investment Company Act of 1940, as amended, to allow funds to recoup some of the direct and indirect costs incurred as a result of short-term trading strategies, such as market timing.[3]

Following the Minimum Offering Date, at the end of each business day, the Company

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[3] The Commission, in Commission Release No. IC-26782 (May 23, 2005), stated:

> [The] redemption right makes funds attractive to fund investors, most of whom are long-term investors, because it provides ready access to their money if they should need it. The redemption right also makes funds attractive to a small group of investors who use funds to implement short-term trading strategies, such as market timing. . . . Excessive trading in mutual funds occurs at the expense of long-term investors, diluting the value of their shares. It may disrupt the management of a fund's portfolio and raise the fund's transaction costs because the fund manager must either hold extra cash or sell investments at inopportune times to meet redemptions. *Id.* at 4. We continue to believe, and the weight of evidence submitted by commenters suggests, that redemption fees, together with effective valuation procedures, can be an effective means to protect funds and fund shareholders by requiring that short-term traders compensate funds for the costs that may result from frequent trading. *Id.* at 8. [T]he rule we are today adopting authorizes fund directors to impose a redemption fee of up to two percent of the amount redeemed when they determine that a fee is in their fund's best interest. *Id.* at 10. The proceeds of the redemption fee, in all cases, must be paid to the fund itself. The redemption fee is designed to reconcile conflicts between shareholders who would use the fund as a short-term trading vehicle, and those making long-term investments who would otherwise bear the costs imposed on the fund by short-term traders. Directors may impose the fee to offset the cost of short-term trading in fund shares, and/or to discourage market timing and other types of short-term trading strategies. *Id.* at 11-12. The two percent limit is designed to strike a balance between two competing goals of the Commission – preserving the redeemability of mutual fund shares while reducing or eliminating the ability of shareholders who rapidly trade their shares to profit at the expense of their fellow shareholders.

will post the NAV per share for each class of shares for that business day on the Company's public website at *www.clarionpartnerstrust.com* and make publicly-available the NAV per share for each class of shares on the Company's toll-free, automated information line, 1-877-999-REIT (7348). Subject to the terms of the Redemption Plan, the Company will be obligated to redeem shares at its published NAV per share for each class of shares. The Company's website will contain the prospectus, including all amendments and supplements thereto. The Company will also disclose its NAV per share for each class of shares in prospectus supplements it files with the SEC with such frequency as is required by the Securities Act and will file post-effective amendments to its Registration Statement as required by the Securities Act. Each of the Company's prospectus supplements will provide the historical NAV per share for each class of shares since it was last reported in a prospectus supplement.

Under the Redemption Plan, and subject to specified limitations, stockholders may request that the Company redeem all or any portion of their shares on any business day. The redemption price will be equal to the NAV per share of the class of shares being redeemed calculated at the end of the business day that the Company's transfer agent receives and processes the redemption request, unless such request is received and processed after the close of business, in which case the redemption price will be equal to the NAV per share calculated on the next business day.

Valuation of the Company's Assets and Liabilities

The Company's board of directors, including a majority of its independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies that will be used by the Advisor and the Company's independent valuation advisor when valuing the Company's assets and its liabilities in connection with the calculation of NAV. These valuation methodologies are largely based upon standard industry practices used by institutional, private open-end real estate funds and are described in detail in the prospectus for the Offering.

The overarching principle behind the Company's valuation guidelines is to produce a valuation that represents a fair and accurate estimate of the fair value of the Company's investments or the price that would be received for the investments in an arm's-length transaction between market participants. One fundamental element of the valuation process, the valuation of the Company's properties, will be managed by the Company's independent valuation advisor, a valuation firm selected by the Advisor and approved by the Company's board of directors, including a majority of its independent directors.

The Advisor will calculate the value of the assets of the Company's operating partnership as directed by the valuation guidelines based upon information received from various sources, including the independent valuation advisor. From the independent valuation advisor, the Advisor will receive appraisals of all of the Company's properties. Publicly traded debt and equity real estate related securities (such as shares in public REITs) that are not restricted as to salability or transferability will be valued by the Advisor on the basis of publicly available information provided by third parties. Investments in privately placed debt instruments and securities of real estate related operating businesses (other than joint ventures), such as real estate development or management companies, will be valued by the Advisor at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued each quarter at fair value. The Advisor will receive from third parties each day the value of the Company's cash, cash equivalents and other short-term investments. The liabilities of the Company's operating partnership will include debt and declared and accrued unpaid distributions.

The daily NAV calculation will include the most recent appraisals of the Company's properties. Appraisals will be conducted by the Company's independent valuation advisor each quarter and updated between quarters to the extent the Advisor determines that a material change in value has occurred. Materiality levels, which will be set by the Advisor and approved by the Company's board of directors, will be at both the property and portfolio level and will be based on the size of the Company's overall portfolio. At the beginning of each calendar year, the Advisor will develop a valuation plan, reviewed by the Company's board of directors, with the objective of having each wholly owned property valued each quarter by the independent valuation advisor. Appraisals will be conducted in accordance with the Code of Ethics and Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute).

The Company's board of directors will review the valuation guidelines at least annually and may adopt changes if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. In its discretion, the Company's board of directors has the right to engage additional independent valuation firms to confirm the valuation of the Company's investments and to assist with the board's annual review of the valuation guidelines.

While the methodologies contained in the valuation guidelines will be designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), the Advisor's ability to calculate NAV may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which the Advisor may rely upon in determining the daily value of the Company's NAV. In these circumstances, a more accurate valuation of NAV could be obtained by using different assumptions or methodologies and accordingly, the Advisor may propose to the Company's board of directors that such assumptions or methodologies be used to calculate NAV. Notwithstanding the foregoing, the board of directors may suspend the Offering and the Redemption Plan if it determines that the calculation of NAV is materially incorrect or there is a condition that restricts the valuation of a material portion of the Company's assets.

Timing and Settlement

All purchase and redemption requests received and processed by the Company's transfer agent during a given day will be settled at the price determined after the close of business on that day. The redemption price per share received by a redeeming stockholder will be equal to the NAV per share of the class of shares being redeemed as of the end of business on the day the redemption request is received and processed (which will generally be the day the redemption request is received and processed or the next business day if the redemption request is received and processed on a day that is not a business day or after the close of business on a business day). The Company normally will pay redemption proceeds, less any applicable short-term trading discounts and any applicable tax or other withholding required by law, no later than the third business day following a redemption request. However, when a stockholder requests to redeem shares for which the purchase money for those shares being redeemed has not yet been collected, the request will be executed at the next determined NAV, but the Company's transfer agent will not release the proceeds until the purchase payment clears. The Company will utilize a mutual fund-style technology platform for processing redemption requests and anticipates that redemptions will be paid on the first business day following the execution of a redemption request. Although a stockholder will not know at the time he or she requests the redemption of shares the exact price at which such redemption request will be processed, the stockholder may cancel the redemption request before it has been processed by notifying a customer service representative available on the Company's toll-free information line. Redemption requests submitted before 4:00 p.m. on a business day must be cancelled before 4:00 p.m. on the same day. Redemption requests received after 4:00 p.m. on a business day, or at any time on a day that is not a business day, must be cancelled before 4:00 p.m. on the next business day. If the redemption request is not cancelled before the applicable time described above, the stockholder will be contractually bound to redemption of the shares and will not be permitted to cancel the request prior to the payment of redemption proceeds.

In contrast to the market prices of exchange-traded securities, which often fluctuate as a result of, among other things, supply and demand in the trading market, the purchase and redemption prices of the Company's shares will reflect NAV and will not change based on the level of demand for new shares or the volume of requests for redemption of outstanding shares. NAV per share of each class of shares will be calculated at the end of each business day using the valuation policies and procedures described earlier and none of the Company, the Advisor, the Dealer Manager or any financial intermediary will be able to change the manner in which NAV is determined, other than through first modifying the valuation guidelines as described above, nor will they have any discretion to set a "clearing" price. Because a substantial portion of the Company's portfolio will be in investments in stabilized commercial real estate, it is not anticipated that the NAV per share will fluctuate materially from one day to the next, so the previous day's NAV per share will likely be a good indicator of the redemption price.

The Redemption Plan is designed to generally follow settlement practices that have been developed over time in the mutual fund industry to the extent such practices are applicable. As with mutual funds, NAV will be determined at the end of each business day and will apply to all requests for redemption that have accumulated during the day. This pricing mechanism is commonly referred to as "forward-pricing." Under a forward-pricing mechanism, a stockholder will not know before the end of the day on which he or she makes a redemption request precisely the price at which his or her request will be settled.

Forward-pricing is not a matter of convenience or a mere "operational" model that the Company has developed for its own business purposes. Rather, it is a pricing model that has widespread use in mutual funds for the protection of investors. It evolved out of the fact that a mutual fund's shares (excluding exchange traded funds or ETFs) are only priced once per day after the close of business, creating the potential to expose the fund and its shareholders to market timing by opportunistic, short-term investors. For example, if the price at which shares are sold on any given day was based on NAV as of the close of business on the previous day, current investors would have an opportunity to exit the fund, and new or existing investors would have an opportunity to enter or increase their holdings in the fund, at the previous day's price based on knowledge of events that have taken place since then, which may cause the current day's value of the fund's shares to be higher or lower than the previous day's price. Under a forward-pricing model, these opportunities to engage in market timing are eliminated. Market timing harms legitimate, long-term investors because market timers capture an unfair share of gains or avoid their share of losses. The Company has adopted a forward-pricing model as a necessary mechanism to prevent speculative trading detrimental to legitimate, long-term investors.

Funding and Limitations of the Redemption Plan

Redemption plans of traditional non-listed REITs that have received no-action relief from the Staff generally contain all of the following restrictions: shares may not be redeemed within one year of the purchase; the redemption price is usually subject to a discount depending on the length of time the shares have been held; the number of shares redeemed for all stockholders during the calendar year is limited to a small percentage of the weighted-average outstanding shares during the prior calendar year (usually 5%); and funds available to fund redemption are limited to proceeds from the distribution reinvestment plan. Thus, for traditional non-listed REITs, substantial liquidity may not be provided for 7 to 10 years when each company effects a liquidity transaction, such as listing on a national securities exchange, merger with a publicly traded company or liquidation.

In contrast, the Company's Redemption Plan will provide stockholders with a much greater opportunity for liquidity during the entire term of their investment. The Redemption Plan permits share redemptions of either class with an aggregate limit, during any calendar quarter, of 5% of the combined NAV of both classes of shares as of the last day of the prior calendar quarter, which means that redemptions will be permitted with an aggregate limit of approximately 20% of the Company's total NAV in any 12-month period. Only the suspension or termination of the Redemption Plan by the Company's board of directors would cause the Company to redeem less than all requested redemptions in a quarter whose aggregate value is within the 5% limitation. Under normal circumstances, the Company intends to maintain an allocation to cash, cash equivalents, securities and other liquid assets of approximately 15% to 20% of NAV.

The Company has disclosed throughout its prospectus that the Company may not always have sufficient liquid resources to satisfy all redemption requests. The Company intends to fund redemptions from any available cash sources at its disposal, including available cash, proceeds from sales of shares, excess cash flow from operations, sales of liquid investments, indebtedness and, if necessary, proceeds from the disposition of properties or real estate related assets. In an effort to have adequate cash available to support the Redemption Plan, the Company may also reserve borrowing capacity under a line of credit. The Company could then borrow against this line of credit in part to repurchase shares presented for redemption during periods when the Company does not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.

Redemptions under the Redemption Plan are on a first-come, first-serve basis during each calendar quarter because stockholder redemptions will be paid promptly. If redemption requests reach the quarterly limitation on a given day during a quarter, available funds will be allocated to the redemption requests received on such day on a *pro rata* basis based on the total number of shares subject to pending redemption requests. All unsatisfied redemption requests due to any of the limitations of the Redemption Plan must be resubmitted after the start of the next quarter or upon the recommencement of the Redemption Plan, as applicable.

On the first business day during any quarter in which the Company has reached that quarter's redemption limitation, the Company will publicly disclose such fact through a filing with the Commission and a posting on the Company's website in order to notify stockholders that it will not accept additional redemption requests during such quarter. In such event, unless the board of directors determines to suspend the Redemption Plan for any of the reasons described below, the Redemption Plan will automatically and without stockholder notification resume on the first day of the calendar quarter following the quarter in which redemptions were suspended due to reaching such quarter's volume limitation.

The board of directors' primary objective regarding the Redemption Plan is to maintain the uninterrupted redemption of shares in order to provide stockholders with liquidity in respect of their investment in the Company. Nonetheless, the board must exercise its oversight responsibilities in light of its fiduciary duties to all stockholders and must have the ability to suspend the redemption of shares in the appropriate circumstances, as well as to make appropriate modifications to the Redemption Plan to ensure its effective operation. Those fiduciary duties require that, as with any decision made by the board, any decision to modify or suspend the Redemption Plan be made in good faith, with a reasonable belief that the action is in the best interests of the Company and its stockholders, and with the care of an ordinarily prudent person in a like position under similar circumstances. The Company believes that the board's responsibility to monitor and, under unusual or compelling circumstances, suspend the redemption of shares is necessary to ensure the integrity and continuous operation of the Redemption Plan. Modifications, including any reduction to the quarterly limitation on redemptions, and suspensions will be disclosed to stockholders in a prospectus supplement or special or periodic report filed by the Company, as well as on the Company's website, and, as required by the Securities Act, in post-effective amendments to its Registration Statement.

Events that may cause the Company's board of directors, in the exercise of its business judgment and fiduciary duties, to decide to suspend the Redemption Plan include: (1) unavailability of sufficient liquidity to fund redemptions or a prolonged and material imbalance between proceeds from sales of new shares and the capital required to redeem outstanding shares; (2) material adverse developments in the financial markets, such as changes or developments involving prospective changes in national or international political, financial or economic conditions; (3) material disruptions in the markets for the types of commercial real estate properties and other real estate related assets that the Company holds, such as extreme price volatility, disruption in the title recording or securities settlement processes, suspension of trading, banking moratorium or moratorium on exercising legal rights or remedies; (4) material regulatory changes or changes in law that impact the Company's operations; (5) if the board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed; (6) if a condition exists that restricts the valuation of a material portion of the Company's assets (such as a terrorist attack or an act of nature); (7) the Company entering into a definitive agreement to merge with another entity or sell all or substantially all of its assets or filing an application to list its shares on a national securities exchange; or (8) fundamental changes in the business affairs or business prospects of the Company, such as termination of agreements with the Advisor or significant operational issues.

The Company believes that, in the face of such unforeseen circumstances as may arise over the indefinite life of the Company, a degree of flexibility in the administration of the Redemption Plan is necessary and warranted to ensure that the board can discharge its fiduciary duties to promote the long-term efficacy of the Redemption Plan, while also ensuring the equitable treatment of both redeeming and non-redeeming stockholders. Notwithstanding the foregoing, the board of directors has no current intention to modify or suspend the Redemption Plan and expects that the Redemption Plan will continue indefinitely. In addition, the Company will seek confirmation of the no-action relief requested hereby if the board proposes to (1) modify the Redemption Plan from daily to less frequent redemptions, (2) reduce the redemption price to an amount that reflects a discount to NAV per share (other than the short-term trading discount described above), or (3) modify other aspects of the Redemption Plan upon which the Company's request for no-action relief is predicated other than immaterial modifications for the proper administration and operation of the Redemption Plan which are consistent with the factual and legal representations contained in this letter.

Disclosure

The Company does not intend to publicize separately the existence of the Redemption Plan or engage in any activity to encourage stockholders to submit requests to redeem their shares other than required disclosures under federal securities laws, disclosure in offering materials used in connection with the Offering, procedural/redemption price disclosure in stockholder communications after the commencement of the Offering, the daily providing of NAV per share on the Company's website and toll-free information line. Neither the Company nor any of its affiliates will make any recommendation to holders of shares of the Company's common stock as to whether to participate in the Redemption Plan. The prospectus for the Offering will contain a comprehensive description of all terms, conditions and features of the Redemption Plan and will be updated to reflect any material modifications made during the Offering, thus, with the exception of price, an investor will have all of the material information necessary to make a redemption decision at the time they purchase common stock.

LEGAL DISCUSSION

Reasons for No-Action Relief

The Company's request for no-action relief differs from previously granted no-action requests made by non-listed REITs[4] with respect to three representations made in such previous no-action requests: (1) a limitation on the number of shares of both classes that will be redeemed in any quarter whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, the Redemption Plan will limit redemptions to approximately 20% of the Company's total NAV, (2) the daily pricing of redemptions based on a daily NAV per share calculation, and (3) the Issuer's forward-pricing mechanism. While these aspects of the Redemption Plan are different from previous no-action letters, they should not preclude no-action relief. These differences are designed to (A) offer greater liquidity to investors, and (B) provide investors with a redemption price that is based on the underlying fair value of the Company's assets rather than an arbitrary fixed price or a discount to NAV, as is the case in non-listed REIT offerings currently available to public investors, nor will the redemption price be at a premium to NAV per share.

The Company's perpetual-life structure is unique among non-listed REITs currently offered in the marketplace. The Company has adopted its NAV-based pricing methodology with the objective of having its shares sold and redeemed daily at a price that reflects the value of its investments, as determined by its Advisor. Absent extraordinary circumstances, the price at which the Company sells new shares and redeems outstanding shares will not be affected by the volume of sales and redemptions. Stockholders could request redemption of all or a portion of their shares on any business day. However, if a significant and/or protracted imbalance develops between sales and redemptions or other extraordinary events occur (as described above), then the board of directors maintains the discretion to take action to ensure viability of the investment for continuing stockholders.

Redemptions will not be solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of, the

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[4] The previously granted no-action requests made by non-listed REITs included redemptions either quarterly or monthly and for numbers of shares between 3% of the weighted average number of shares as of the beginning of a 12-month period and 10% of the number of outstanding shares on the same date of the prior year. *See* Hines Real Estate Investment Trust, Inc., SEC No-Action Letter, 2006 WL 3007365 (Sept. 7, 2006); Apple REIT Six, Inc., SEC No-Action Letter, 2006 WL 1880375 (June 30, 2006); Behringer Harvard REIT I, Inc., SEC No-Action Letter, 2004 WL 2439520 (Oct. 26, 2004); Paladin Realty Income Properties, Inc., SEC No-Action Letter, 2004 WL 2375781 (Oct. 22, 2004); Orange Hospitality, Inc., SEC No-Action Letter, 2004 WL 2065831 (Sept. 9, 2004); Hines Real Estate Investment Trust, Inc., SEC No-Action Letter, 2004 WL 1432321 (June 18, 2004); CNL Income Properties, Inc., SEC No-Action Letter, 2004 WL 892249 (Mar. 10, 2004); Inland Western Retail Real Estate Trust, Inc., SEC No-Action Letter, 2003 WL 22119707 (Aug. 25, 2003); T REIT Inc., SEC No-Action Letter, 2001 WL 649546 (June 4, 2001); and CNL American Properties Fund, Inc., SEC No-Action Letter, 1998 WL 476210 (Aug. 13, 1998). Each subject company was a non-listed REIT that proposed to maintain a redemption plan similar to the Redemption Plan in that it would allow for the redemption of outstanding shares at a redemption price equal to or less than the then current price at which the issuer was offering its shares to the public.

Company's common stock. Although stockholders of the Company are made aware of the availability of the Redemption Plan at the time they purchase their shares by means of prospectus disclosure, and will be informed in writing of any changes to the plan, the Company will not affirmatively solicit participation by its stockholders in the Redemption Plan. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company.

The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial and will merely facilitate the stockholders' decision to exit from their investment in the Company. Shares redeemed by the Company will become authorized but unissued shares and will not be resold to the public unless their sale is first registered with the Commission under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will terminate the Redemption Plan in the event the shares are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the Company's shares develops. However, the Company does not intend to list its shares for trading on any exchange or other trading market and does not expect that a secondary trading market will develop.

Rule 13e-4 – No-Action Request

Rule 13e-4

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures and comply with other procedures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers, principally the time pressure and inadequate disclosures present in coercive tender offers.

The Redemption Plan is not an Issuer Tender Offer

We believe that the Redemption Plan is not an "issuer tender offer" subject to Rule 13e-4. We reach this conclusion based on an analysis of the factors expressed in *Wellman v. Dickinson*, 475 F. Supp. 783 (S.D.N.Y. 1979), and applied in subsequent cases by the Commission and its staff in determining what constitutes a tender offer, as well as the fact that the terms of the Redemption Plan will be fully disclosed to potential investors prior to the purchase of shares of the Company's common stock. Since stockholders will be aware of the Redemption Plan at the time of purchase and will be aware of the NAV per share of each class of shares offered by the Company through the Company's website and toll-free information line and prospectus supplements, stockholders do not require additional information regarding the Redemption Plan at the time they decide to make a redemption request. No new investment decision is being made at the time of redemption. Because the Redemption Plan is not a tender offer, the structural protections generally afforded to stockholders in a tender offer under the tender offer rules are unnecessary for the protection of investors.

We also believe that the Redemption Plan does not raise the same tender offer concerns under Rule 13e-4 that are addressed in the no-action requests by other non-listed REITs for redemption plans that offer periodic redemptions for limited numbers of shares at an arbitrary fixed price. We believe the perpetual-life structure of the Redemption Plan reduces the pressure on stockholders with respect to making a redemption request. There will not be a limited time period in which to request redemption. Stockholders may elect to redeem all or a portion of their shares throughout the continuous offering, which has no anticipated termination date, at the daily NAV per share. As discussed above, this structure is very similar to an open-end mutual fund to which the tender offer rules do not apply.

Although stockholders will not know the precise redemption price (the NAV per share of the class of shares being redeemed) at the time they request redemption because of the forward-pricing model previously described herein, they will know the NAV per share of the class of shares being redeemed as of the previous day and all preceding days during the Offering as may be of interest to them. By reviewing this information, stockholders will be able to anticipate the approximate price applicable to their redemption based on their evaluation of the degree of recent historical pricing volatility. In addition and as described above under "The Redemption Plan – Timing and Settlement," a stockholder may cancel a redemption request before it has been processed by notifying a customer service representative available on the Company's toll-free information line. The shares are not subject to the same market supply and demand pressures as securities listed on an exchange or traded over the counter where the price of a security fluctuates based on the supply and demand of a security. Without these market pressures and because the price is based on the Company's NAV, the Company believes that material fluctuations in the NAV per share on a day-to-day basis are unlikely.

The Company further believes that material fluctuations are unlikely because the bulk of the Company's investments will be direct ownership of stabilized commercial real estate properties (which are generally not subject to volatile price fluctuations), consisting of a broadly diversified portfolio by geography, property sector and type and tenant base (which should reduce the effect of price variances in any one subset of assets). Although certain of the Company's real estate related assets are subject to greater price fluctuations than its real properties, real estate related assets are only expected to comprise between 10% and 25% of the Company's total portfolio. Thus, it is unlikely the redemption price of the Company's shares will materially fluctuate from one day to the next and the redemption price for the prior business day is likely to serve as a good indicator of the redemption price the stockholder will actually receive.

Additionally, the fact that the Company and its stockholders will not know the exact redemption price at the time of a redemption request will be disclosed to stockholders at the time they purchase shares and make their investment decision.

Analysis of the Wellman Factors

An analysis of the *Wellman* factors demonstrates that the Redemption Plan should not be viewed as a tender offer.[5] Set forth below is an application of these factors to the Redemption Plan.

(i) *Active and widespread solicitation of public stockholders for the shares of an issuer.* The Company will not engage in an active and widespread solicitation for the redemption of its shares. The Redemption Plan will be described in the prospectus and any communications to stockholders identifying changes to the plan will be communicated through a prospectus supplement. However, the Company believes that this disclosure is required by the Securities Act and is provided to make stockholders aware of the plan's existence. The Company will not make any other significant public communications about the Redemption Plan except as contained in or related to the Offering prospectus and supplements, offering materials used in connection with the Offering, required communications in reports filed under the Exchange Act, the providing of the daily NAV per share of each class of shares on the Company's website and toll-free information line, and communications required by the plan itself. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The Company will not solicit or encourage stockholders to request redemption of their shares. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial and will merely facilitate the stockholder's full or partial exit from its investment in the Company.

(ii) *The offer to purchase is made at a premium over the prevailing market price.* No premium will be paid over the prevailing market price by the Company for the shares redeemed. The offering price will be the daily NAV per share for each class of shares, plus, for Class A shares only, applicable selling commissions, and the redemption price will be the daily NAV per share of the class of shares being redeemed. Subject to limited exceptions, shares redeemed within 365 days of the date of purchase will be subject to a short-term trading discount equal to 2% of the aggregate NAV per share of the shares being redeemed. Further, there is no established regular trading market for the Company's common stock. The Redemption Plan will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market. Because there is no trading market and the offering price and redemption price are equal (with the exception that no selling commission is included in the calculation of the redemption price), this factor does not apply.

(iii) *The solicitation is made for a substantial percentage of the issuer's stock.* As noted above, the Company will not actively solicit redemptions under the Redemption Plan. Further, numerous no-action letters have been issued to non-listed REITs with redemption plans similar to the Redemption Plan, except that those plans generally limit redemptions to 5% of the outstanding shares, measured at the beginning of the prior 12-month period. The Redemption Plan limits redemptions in any calendar quarter to 5% of the combined NAV of both classes of

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[5] The absence of one particular factor does not necessarily mean the non-existence of an issuer tender offer and depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than the others. *See Wellman v. Dickinson*, 475 F. Supp. 783, 824 (S.D.N.Y. 1979).

shares as of the last day of the previous calendar quarter, which means that in any 12-month period, redemptions are limited to approximately 20% of the Company's total NAV. Other than the "five per centum" threshold contained in Section 14(d)(1) of the Exchange Act, we are not aware of any authority that defines what constitutes a "substantial percentage" of an issuer's stock. However, we believe that concluding that the Redemption Plan does not constitute an issuer tender offer subject to Rule 13e-4 does not hinge on the presence of a 5% limitation on the number of shares of the Company that can be redeemed over a 12-month period. We also believe there is no reasonable likelihood that the Redemption Plan will have the effect of stockholders redeeming a substantial percentage of the Company's shares of common stock.

The Redemption Plan merely provides stockholders with a means of liquidity in respect of their investment, as discussed previously in this letter. Further, the Redemption Plan does not exist for the same reasons that issuers typically conduct tender offers. The Company intends to continuously raise capital through a continuous public offering and invest the net proceeds in real properties and real estate related assets. Redeeming shares decreases funds available for such investments and reduces NAV, which creates a disincentive for the Company to redeem shares.

(iv) *The terms of the offer are firm, rather than negotiable.* The terms of the Redemption Plan are firm with respect to the process by which stockholders may request redemption. While the redemption price is not negotiable, it is not fixed at the same amount for the duration of the Redemption Plan, but rather it is determined each day using an established methodology to arrive at NAV per share. The Company believes, however, that the possible existence of this factor does not compel the finding of a tender offer because the firmness of the terms of the Redemption Plan will not increase pressure on stockholders to redeem their shares. The pressure on stockholders that Rule 13e-4 attempts to eliminate is that which is caused by "a high premium with a threat that the offer will disappear within a certain time."[6] Where these factors exist, firmness in the terms of the offer may have the effect of exacerbating the pressure. However, as previously discussed, the Redemption Plan will not offer stockholders a premium for their shares and the Company intends that the Redemption Plan will exist indefinitely (subject to the authority of the board of directors in its reasonable discretion to suspend the plan under specified circumstances or to make modifications to promote its proper and fair operation).

In fact, the uniform NAV-based price should have the effect of mitigating pressure because stockholders will know that they can request to have their shares redeemed at fair value at any time. The Company will not have discretion in the determination of the redemption price, contrary to an issuer tender offer. In a typical tender offer, the offeror conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of tenders, while minimizing the overall premium paid. Conversely, the Company, absent extenuating circumstances, will apply, day in and day out, the same comprehensive set of valuation policies and procedures to ascertain the NAV per share. Therefore the daily redemption price under the Redemption Plan will be based upon criteria that are beyond the day-to-day control of the Company.

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[6] *See Brascan Ltd. v. Edper Equities*, 477 F. Supp 773, 792 (S.D.N.Y. 1979).

(v) *The offer is contingent on the tender of a fixed number of shares.* The Redemption Plan is not contingent on a fixed number of shares being redeemed. Stockholders may choose to redeem none, all or a portion of their shares on a daily basis.

(vi) *The offer is open only for a limited period of time.* The Redemption Plan is open for an indefinite period. The risk of manipulation and pressure to sell typically associated with tender offers are not present in the Redemption Plan. This feature of the Redemption Plan makes it most unlike a tender offer.

(vii) *The offeree is subjected to pressure to sell.* As noted above, the Company will not encourage, invite, solicit or in any way pressure stockholders to participate in the Redemption Plan. The role of the Company in effectuating redemptions under the Redemption Plan will be purely ministerial. Because the Redemption Plan has no set termination date, stockholders will not feel rushed to make decisions regarding participation in the plan. Redemptions under the Redemption Plan are on a first-come, first-serve basis during each calendar quarter because stockholder redemptions will be paid promptly and all redemption requests received on a day the quarterly cap is reached will be redeemed *pro rata*. If the Redemption Plan reaches its cap in a calendar quarter, it will automatically reopen for redemptions the first day of the next calendar quarter. In addition, the combination of (1) disclosure of the Redemption Plan as an integral element of the Offering at the time of the original investment decision, (2) the daily regularity of redemptions, (3) the comprehensive policies and procedures for determining NAV, and (4) "forward-pricing" to minimize damage to long-term investors from market timing and opportunistic behavior by existing or new stockholders, collectively should act to decrease pressure on stockholders. The Company acknowledges that some features of the Redemption Plan may, to a limited extent, encourage a stockholder to redeem shares at a particular time given the perpetual-life structure of the plan. Stockholders may feel pressure to redeem shares if the daily NAV per share reaches a certain level at which stockholders may realize an attractive return above the amount of their initial investment. Or stockholders may feel pressure to redeem if they believe the Company may receive redemption requests in a calendar quarter in excess of the established maximum amount for that quarter. However, we do not believe that these pressures are the types of pressures placed on offerees in a tender offer as contemplated by this fact or which the tender offer rules were intended to address. As noted, the features of the Redemption Plan are first disclosed to stockholders when they make their initial decision to invest in the Company, rather than at the time of their decision to participate in the Redemption Plan. As such, stockholders are therefore not presented with a "new" investment decision at the time they become eligible to redeem their shares under the plan. Additionally, the pressures inherent in the plan noted above exist regardless of whether the price for redemptions is established daily according to the NAV or monthly or quarterly by the board of directors as is the case in other redemption plans for which no-action relief has been granted by the Commission.

(viii) *A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.*[7] The

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[7] The *Wellman* case did not include the eighth factor but acknowledged the Commission had listed an eighth factor in *Hoover v. Fuqua Industries, Inc. See Wellman*, 475 F. Supp. at 824.

intent of the Redemption Plan is to afford the Company's stockholders with liquidity, not for the Company to re-acquire its own shares. It is possible that the Company, subject to the Redemption Plan's quarterly limits, may redeem a significant number of shares over a short time pursuant to the Redemption Plan depending on stockholders' decisions to exit the investment. Any such shares redeemed by the Company, however, would not be deemed outstanding for purposes of receiving dividends or voting on matters submitted to stockholders.

The Company will describe the Redemption Plan in the prospectus and related offering materials, and when required in filings made pursuant to the Exchange Act. The Company will provide written notice to stockholders, as required by the Redemption Plan, describing any modification or suspension of the Redemption Plan. The Company will also file prospectus supplements as required by the Securities Act disclosing the NAV per share of each class of shares and provide each day the NAV per share of each class of shares on its website and toll-free information line. The Company believes, however, that the Redemption Plan is not characteristic of a publicly-announced acquisition plan which is followed by a rapid accumulation of a large amount of shares. Though disclosure of the Redemption Plan as described above constitutes a public announcement of its existence and precedes any redemption, the Company believes that any significant redemption of shares that might occur will not be driven by pressure exerted by the Company, as the Redemption Plan imposes no deadline and offers no premium. Rather, any such accumulation would occur solely as a result of stockholders opting to exit from the investment at a particular NAV per share of their own volition without pressure or prompting by the Company, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or premium are not tender offers within the meaning of Rule 13e-4, as stockholders are not subjected to the pressure the rule was designed to mitigate.[8]

Based on analysis of the eight factors discussed above, the Company believes that redemptions of both classes of the Company's shares pursuant to the Redemption Plan do not implicate the concerns that the issuer tender offer rules were intended to address.

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[8] *See Panter v. Marshall Field & Co.*, 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders "were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate"); *Brascan,* 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); *Kennecott Copper Corp. v. Curtiss-Wright Corp.*, 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), *aff'd in relevant part, rev'd in part*, 584 F.2d 1195, 1207 (2d Cir. 1978).

The Redemption Plan Withstands a "Totality of Circumstances" Analysis

We also note that some courts have rejected a rigid application of the *Wellman* test and have, instead, applied what the Company considers a reasonable "totality of circumstances" analysis.[9] This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer regulations and rules are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction, and to provide stockholders with adequate information to make an informed investment decision in connection therewith.[10]

We believe that the Redemption Plan withstands such a "totality of circumstances" analysis. Stockholders are provided full disclosure of the plan before they purchase shares and invest in the Company and are informed that participation in the Redemption Plan will be their only viable liquidity option if they want to sell their shares. Finally, the perpetual-life structure of the Redemption Plan eliminates any undue pressure on stockholders that is typical in tender offers. The Company is of the opinion that the protections afforded stockholders by the tender offer rules are not needed for stockholders who participate in the Redemption Plan. We do not believe that a "substantial risk of ill-considered sales" made "by ill-informed shareholders" will exist for redemptions under the Redemption Plan if the Rule 13e-4 procedural protections are not implemented.[11]

We believe that under a "totality of circumstances" analysis, stockholders of the Company are not the "particular class of persons [that] need the protection of" the tender offer rules because the terms of the Redemption Plan were fully disclosed at the time of purchase. Finally, courts have specifically mentioned full disclosure of the time in which to make investment decisions, withdrawal rights, and requirements for *pro rata* purchases of shares accepted in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.[12] We note that these protections are already inherent in the Redemption Plan even if Rule 13e-4 is inapplicable.

Rule 13e-4 No Action Request

We respectfully request that the Staff confirm that it will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to redemptions of either class of the Company's shares made under the Redemption Plan. Other than the redemption price and the limitation on the number of shares that can be redeemed during each calendar quarter, as noted above, the Redemption Plan is otherwise substantially similar to redemption

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[9] *See Hanson Trust PLC v. SCM Corp.*, 774 F.2d 47 (2d. Cir. 1985); *see also Pin v. Texaco Inc.*, 793 F.2d 1448, 1454-55 (5th Cir. 1986) (applying same analysis to issuer tender offer case).

[10] *See, e.g., Wellman*, 475 F. Supp. at 821-23; *Pin,* 793 F. Supp. at 1454; and *Hanson Trust*, 774 F.2d at 54-56.

[11] *See Hanson Trust*, 774 F.2d at 58.

[12] *See SEC v. Carter Hawley Hale Stores, Inc.*, 760 F.2d 945, 949 (9th Cir. 1985).

plans for which the Division of Corporate Finance granted no-action relief.[13] We do not believe that daily redemptions based upon a daily NAV per share calculation, coupled with a higher limitation on the aggregate value of shares that can be redeemed in a calendar quarter, impacts the analysis included in the other similar no-action letters. Factors we believe that address these objectives and support this request include:

- All material information relating to the Redemption Plan will be fully and timely disclosed to all stockholders. The terms of the Redemption Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings and the NAV per share for each class will always be available on the Company's website and toll-free information line.

- The Company will not solicit redemptions under the Redemption Plan other than through the prospectus for the Offering and prospectus supplements disclosing the NAV per share of each class of shares. Stockholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial.

- During the Offering, the shares will be redeemed daily under the Redemption Plan at the daily NAV per share of the class of shares being redeemed and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each day the NAV per share of each class of shares on its website and toll-free information line.

- Redemptions will be made on a daily basis. The redemption price normally will be paid in cash no later than three business days following a redemption request and be the same for all shares of the same class redeemed on a given day.

- Redemptions under the Redemption Plan are limited in any calendar quarter to shares whose aggregate value (based on the redemption price per share on the day the redemption is effected) is 5% of the combined NAV of both classes of shares as of the last day of the previous calendar quarter, which means that in any 12-month period, the Redemption Plan will limit redemptions to approximately 20% of the Company's total NAV.

- Redemptions under the Redemption Plan are on a first-come, first-serve basis during each calendar quarter given that stockholder redemptions will be paid promptly; all redemption requests received on a day the quarterly cap is reached, however, will be redeemed *pro rata*.

- There will be no established regular trading market for the Company's common stock. The Redemption Plan will be terminated in the event the Company's shares are listed on a

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[13] *See* Hines Real Estate Investment Trust, Inc. (Sept. 7, 2006); Apple REIT Six, Inc. (June 30, 2006); Boston Capital Real Estate Investment Trust, Inc. (Feb. 10, 2005); Behringer Harvard REIT I, et al., (Oct. 26, 2004); Paladin Realty Income Properties, Inc. (Oct. 14, 2004); Orange Hospitality, Inc. (Sept. 9, 2004); Hines Real Estate Investment Trust, Inc. (June 18, 2004); CNL Income Properties, Inc. (Mar. 10, 2004); Inland Western Retail Real Estate Trust, Inc. (Aug. 25, 2003); T REIT Inc., (June 4, 2001); and CNL American Properties Fund, Inc. (Aug. 13, 1998).

national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

- The Redemption Plan is intended to remain indefinitely open for the life of the Company unless modified or suspended by the board of directors. The Company has no finite date set for liquidation and no intention to list its shares for trading on an exchange or other trading market.

- The Redemption Plan is open to all stockholders, although those who have held their shares for less than 365 days will be subject to a 2% short-term trading discount which is intended to offset the cost to the Company of short-term trading in shares and discourage market timing, so as to align the interests of all stockholders of the Company.

The Company believes the Redemption Plan as proposed would not result in the potential for the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4. Rather, the Company believes it would be a disservice to stockholders if the Redemption Plan were not implemented.

Rule 13e-3 – Does Not Apply

Rule 13e-3 should not apply to the Redemption Plan. Rule 13e-3 governs, among other transactions described in paragraph (a)(3)(i) of the rule, purchases of an equity security by the issuer of such security or by an affiliate of such issuer which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, a "going private" transaction as described in paragraph (a)(3)(ii) of the rule. The Redemption Plan is not being undertaken for the purpose of causing the Company's shares to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the Company's reporting obligations to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d) of the Exchange Act. Moreover, there is not a reasonable likelihood that any of the foregoing effects would result from the operation of the Redemption Plan insofar as the Redemption Plan has limitations for the amount of redemptions that may be made in each calendar quarter and the Company intends to operate as an perpetual-life vehicle with no finite date set for liquidation by conducting a continuous offering of an unlimited amount of its shares that will be registered under the Securities Act in compliance with Rule 415 under the Securities Act over an unlimited time period. If the extent of redemptions under the Redemption Plan, after considering offers and sale of new shares as part of such continuous offering, were such that any of the effects described in paragraph (a)(3)(ii)(A) of Rule 13e-3 becomes reasonably likely, then the board of directors will undertake to modify or suspend the Redemption Plan.

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If you have any questions or need any additional information, please do not hesitate to contact me at (404) 881-4417.

Very truly yours,



Rosemarie A. Thurston

cc: Mr. Edward L. Carey, Clarion Partners Property Trust Inc.
Mr. Douglas L. DuMond, Clarion Partners Property Trust Inc.
Ms. Amy Boyle, Clarion Partners Property Trust Inc.
Mr. Michael O'Connor, Clarion Partners Property Trust Inc.
Mr. Nathaniel Kiernan, ING Clarion Partners, LLC
Mr. Jason W. Goode, Alston & Bird LLP